SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE BOARD OF DIRECTORS’ PROPOSAL

Dear Shareholders,

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP submits to the Annual General Meeting’s analysis, in the statutory format and under the terms of Article 131 of the Law 6404/76 and amendments, this proposal, which was already approved by this Board of Directors and included in the Call Notice for the Annual General Meeting, which will be held on April 27, 2006, in order to deliberate on the following agenda:

I.
To analyze Management Accounts and the Financial Statements supported by the Opinions of the Fiscal Council and External Accountants, related to the fiscal year 2005, in conformity with the Management Report, the Balance Sheet and corresponding Notes.

II.	To resolve on the allocation of the net income and the transfer of the retained earnings balance to the investment reserve;

The proposal for the allocation of net income for the fiscal year of 2005 is in compliance with Article 192 of Law 6404/1976 and amendments:

Net income in the period	R$ 865,647,161.85
(+) Realized Revaluation Reserve	R$ 89,448,707.31
(-) Interest on Own Capital	R$ 348,215,594.64
(-) Legal Reserve 5%	R$ 43,282,358.09
Retained Earnings	R$ 563,597,916.43

In order to meet the investment needs envisaged in the Company’s Multiyear Capital Budget, in the amount of R$ 3,870.7 million for the period between 2004 and 2007, we propose to transfer R$ 563,597,916.43 from retained earnings to investment reserves.

III.	To elect sitting and deputy members of the Board of Directors and Fiscal Council.

The Board of Directors is at the entire disposal of the Shareholders to provide the necessary clarifications.

São Paulo, March 23, 2006.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.